Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2016	2015
	(000’s)	(000’s)
Earnings:
Income from continuing operations attributable to MDC Partners Inc.	$(22,120)	$2,434
Additions:
Income expense	2,433	625
Noncontrolling interest in income of consolidated subsidiaries	2,113	5,221
Fixed charges, as shown below	74,023	35,686
Distributions received from equity-method investees	—	41
	78,569	41,573
Subtractions:
Equity in income of investees	(61)	455

Earnings as adjusted	$56,510	$43,552
Fixed charges:
Interest on indebtedness, expensed or capitalized	58,048	27,249
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	7,999	1,135
Interest within rent expense	7,976	7,302
Total fixed charges	$74,023	$35,686
Ratio of earnings to fixed charges	N/A	1.22
Fixed charge deficiency	$17,513	N/A